909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Correspondence	August 6, 2013

Eco Building Products, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2012
Filed July 22, 2013
Responses dated July 2, 2013 and July 10, 2013
File No. 0-53875

To whom it may concern:

Please find below answers to comments as communicated on August 1, 2013.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed July 22, 2013
14. Subsequent Events, page 50

1. We read your response to comment 5. Please advise where the share certificates were held if not presented to the officers and employees. To the extent the shares were outstanding and you canceled this stock-based compensation award on June 5, 2013 tell us if you will follow the guidance in ASC 718-20-35 for recognizing any previously unrecognized stock compensation expense for this award and show us what your disclosure will look like revised.

Response:

The stock certificates were held in the corporate safe located at 909 West Vista Way, Vista, CA. Only the certificates issued to consultants were removed and the rest of the certificates never left the safe until sent back to the transfer agent. Access to the safe is limited to only officer of the company.

Per the Board Minute dated on April 30, 2013, the Board approved to cancel the remaining unvested shares granted on June 5, 2013 provided to the employees and officers immediately.  In accordance with ASC 718-20-35-9 a cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be accelerated and recognized at the cancellation date.

As of June 5, 2012, the Company granted a total of 74.8 million shares to consultants, employees and officers. The breakdown was 7.2 million shares to consultants and 67.6 million to officers and employees.  The 67.6 million shares to employees and officers should be vested over four years.  As of June 30, 2012, 16.9 million shares had been recognized and the remaining 50.7 million shares should be vested over the remaining three years.  Since the Board approved to cancel the remaining unvested 50.7 million shares effective on April 30, 2013, the stock based compensation for the 50.7 million shares in the amount of    $507,000 ($0.01- fair value on 4.30.13 * 50.7 million) will be recognized immediately on April 30, 2013.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

The journal entry for the 50.7 million cancellations of shares will be recorded as follow on April 30, 2013.

Dr.	Stock based compensation	$507,000
Cr.	Additional paid in capital	$507,000

2. Further, we are uncertain why you are applying the treasury stock method for shares that were canceled on June 5, 2013. In this regard, typically repurchased treasury shares are held for future issuance or retired. Your fact pattern indicates the shares were canceled. If you believe the treasury stock method should be applied, please explain in detail why it would be appropriate to apply the treasury stock method and furnish all the journal entries you intend to make; including the entries related to the retirement of such shares.

Response:

Per the Board Minutes dated on April 30, 2013, the Board approved to retire the 16.9 million shares granted to the employees and officers which have been fully vested as of June 30, 2012.  The retirement of the fully vested shares should be considered as treasury stock at the date of retirement on April 30, 2013.  In accordance with APB 6, Paragraph 12,  or ASC 505-30, when a corporation's stock is retired or purchased, the excess of the purchase price over par or stated value may be allocated between capital surplus and retained earnings. The portion allocated to the capital surplus should be limited to the sum of the portion of the capital surplus relating to the initial sale of the stock. The remainder is allocated to retained earnings. Thus the journal entry would appear as follows on April 30, 2013:

Original entry on June 5, 2012

Dr.	stock based compensation	$1,183,000
Cr.	Common stock	$16,900
Cr.	APIC	$1,166,100

Retirement on April 30, 2013

Dr.	Common stock	$16,900 (16,900,000*$0.001 - par value)
Cr.	Treasury stock (at par value)	$16,900
Dr.	APIC	$1,166,100
Cr.	Retained earnings	$1,166,100

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

3. We read your response to comment 6. Tell us and disclose the terms of the related party loan and if the loan will be settled in cash or shares.

Response:

The terms of the loan are very simple in that the parties agreed to loan the company the shares in order to facility company obligations to fulfill existing debt conversions. The terms stated that the parties will receive the exact same amount of shares loaned at a future date when the company was successful to authorize additional shares. The Board resolutions were written to allow the shareholder to maintain the original tacking date of issuance for any future potential sale of the shares. No specific time frame was promised or agreed upon for fulfillment of the loan as the terms stated “at a future date”.  The loan is to be settled in stock and no provision or expectation of settlement in cash was granted.

Sincerely,

/s/ Steve Conboy

Steve Conboy
CEO & President